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                                                               EXHIBIT (a)(13)










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FEBRUARY 23, 1999                                       CONTACT: DANNY GIBBS
                                                          PHONE: 704/373-6680
                                                        24-HOUR: 704/382-8333

                       DUKE ENERGY REAFFIRMS INDEPENDENCE
                     OF ITS TENDER OFFERS FOR ENDESA-CHILE

SANTIAGO, CHILE -- Duke Energy today reaffirmed that its previously announced tender offers regarding Endesa-Chile are independent of any offers by Endesa-Spain. The tender offers that will be made by Duke Energy International on Thursday, February 25, are not in any way related to an offer by Endesa-Spain for a 32 percent interest in Enersis.

Neither Duke Energy nor its subsidiary Duke Energy International (DEI) have any agreement or arrangement with Endesa, S.A. (Endesa-Spain) relating to Duke Energy's tender offers for a total of 51 percent of Empresa Nacional de Electricidad, S.A. (Endesa-Chile). Duke Energy also has no agreement or arrangement with Endesa-Spain relating to Endesa-Spain's tender offers for Enersis, S.A.

Further, in accordance with United States law, now that the Duke Energy tender offers for Endesa-Chile have been announced, no purchases or any other arrangements relating to the purchase of Endesa-Chile shares by DEI will be made outside of the tender offers.

The Duke Energy tender offers will be conditional upon receipt of at least 51 percent of Endesa-Chile's outstanding shares and shareholder approval of an amendment to Endesa-Chile's bylaws increasing the percentage of Endesa-Chile shares that may be owned and voted by a single shareholder (or group of shareholders) from 26 percent to 65 percent of the outstanding shares of Endesa-Chile. Duke Energy will include these conditions as part of its offer to enable it to become the majority shareholder of Endesa-Chile.

Bruce Williamson, DEI president and chief executive officer noted, 'if our tender offers are successful, Endesa-Chile will become Duke Energy's power generation investment vehicle for growth and expansion in Latin America. Our requirement for a 51 percent stake in Endesa-Chile is a critical part of the offer and also supports the principle of ensuring that minority shareholders participate equally and fairly with Duke Energy in Endesa-Chile.'

The conditions that Duke Energy has placed on its tender offers also ensure that the Chilean Pension Funds will continue to be able to invest in Endesa-Chile and to be well represented on its board of directors. In accordance with current Chilean law, pension funds may not invest in a company if a single shareholder or group of related shareholders is permitted to own more than 65 percent of the company. Williamson explained that, 'Duke Energy wants the pension funds to continue to be well represented on the board of directors of Endesa-Chile, consistent with their level of ownership.'

'Duke Energy creates shareholder value through superior capabilities in the production for and the delivery and sale of energy and energy-related products and services to our customers worldwide,' said Williamson. 'We are committed to being a global leader in the energy industry, and to bringing our leadership, financial strength and generation focus to Endesa-Chile's shareholders and customers. Our tender offers are designed to provide fair value for all shareholders of Endesa-Chile.'

In a related matter, Duke Energy also announced that if it were successful in the tender offers, it would limit its role in Nueva Renca, a 370-megawatt gas fired power plant located near Santiago in which it has a minority interest, to a passive investment to the extent that there was any conflict of interest, and, as soon as practicable thereafter, divest its interest.

Duke Energy (NYSE:DUK) is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http://www.duke-energy.com.

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